October 16, 2019

Robert A. Iger
Chief Executive Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

       Re: The Walt Disney Company
           Registration Statement on Form S-4
           Filed October 7, 2019
           File No. 333-234121

Dear Mr. Iger:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jennifer L pez, at (202)551-3792, with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services